SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into Material Definitive Agreement

On November 4, 2026 (the “Closing Date”), Highway Holdings Limited, a British Virgin Islands business company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with David Lazar (the “Purchaser”). Under the Purchase Agreement, the Company issued and sold to the Purchaser 1,750,000 Series AA Preferred Shares (the “Series AA Preferred Shares”) and 1,750,000 Series AAA Preferred Shares (the “Series AAA Preferred Shares” and, together with the Series AA Preferred Shares, the “Preferred Shares”), each at a purchase price of $2.00 per share, for aggregate cash consideration of $7,000,000 (the “Strategic Investment”). The Purchase Agreement was signed and the Strategic Investment was completed simultaneously on the Closing Date (the “Closing”).

Each series of Preferred Shares has an original issue price of $2.00 per share and a 1.0x non-participating liquidation preference equal to its original issue price. The Preferred Shares are perpetual, non-puttable preferred equity, with no stated maturity, mandatory redemption, holder put right or mandatory cash dividend. If the Company declares a dividend or other distribution on its common shares, other than a dividend payable solely in common shares, holders of the Preferred Shares are entitled to participate on an as-converted basis, other than in the Legacy Holder Dividend and the Spin-Off (each as defined below).

The Series AA Preferred Shares become convertible on the earlier of (i) 90 days after Closing and (ii) the date of receipt of the shareholder approval required under the Purchase Agreement (“Shareholder Approval”), and are convertible into an aggregate of 924,872 common shares representing approximately 19.99% of the total common shares outstanding prior to the Strategic Investment. The Series AAA Preferred Shares are issued and fully paid at Closing but are not convertible unless and until Shareholder Approval is obtained and effective. Following receipt of Shareholder Approval, the Preferred Shares, collectively, will represent approximately 95% of the Company’s fully diluted common shares on an as-converted basis, resulting in a change of control of the Company. The Company has agreed to use commercially reasonable efforts to hold a special meeting of shareholders (the “Special Meeting”) within 90 days after the Closing Date to obtain Shareholder Approval, and directors and officers holding approximately 24.9% of the outstanding common shares have agreed to vote in favor of Shareholder Approval.

The foregoing description of the Purchase Agreement and the Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Company’s Amended and Restated Memorandum and Articles of Association, which are furnished as Exhibits 10.1 and 3.1, respectively, to this Report on Form 6-K and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties thereto, as of specific dates, and may be subject to limitations and qualifications agreed upon by the parties, including information in confidential disclosure schedules. Accordingly, the Purchase Agreement is furnished as an exhibit to this Report on Form 6-K to provide investors with information regarding its terms and not to provide any other factual information regarding the Company or the Purchaser. Investors should read the Purchase Agreement together with the other information that the Company files with or furnishes to the Securities and Exchange Commission.

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Reorganization, Spin-Off and Legacy Holder Dividend

In connection with the Strategic Investment, the Company intends to transfer the majority of the Company’s legacy manufacturing business assets and liabilities (the “Legacy Business”), including its operating subsidiaries and related assets, liabilities and employees, to a newly formed wholly owned British Virgin Islands subsidiary (“NewCo”), together with the portion of the cash from the Strategic Investment allocated to the Legacy Business pursuant to the Purchase Agreement (the “Reorganization”). The Company then intends to distribute all of the shares of NewCo, pro rata, to the holders of common shares (excluding the Purchaser, his affiliates and holders of common shares converted from the Preferred Shares) as of a record date to be fixed by a special committee (the “Special Committee”) of its independent directors (the “Spin-Off”). The Company expects to complete the Spin-Off within 365 days after the Closing.

Promptly following the Closing, the Special Committee will declare a cash dividend of $2,000,000 (the “Legacy Holder Dividend”) in the aggregate, payable pro rata to the holders of common shares as of a record date to be fixed by the Special Committee (excluding the Purchaser, his affiliates and holders of common shares converted from the Preferred Shares).

Changes in Directors and Officers

Effective as of the Closing, the Company’s board of directors (the “Board”) increased its size from six to eight directors and appointed Mr. Lazar and Avraham Ben-Tzvi (the “Purchaser Nominee”) as directors. Effective immediately following the Closing, the Board appointed Mr. Lazar as Chief Executive Officer of the Company. Under the Purchase Agreement, the Purchaser may recommend up to five additional individuals (together with Mr. Ben-Tzvi, the “Purchaser Nominees”) for election to the Board at the Special Meeting.

Mr. Lazar has served as the CEO and Chairman of Aterian Inc. (NASDAQ: ATER) since July 2026 and CEO of Quantum Cyber N.V. (formerly Mainz Biomed N.V.) (Nasdaq: QUCY) since February 2026. He served as CEO and Chairman of Sow Good, Inc. (NASDAQ: SOWG) from January to May 2026. Mr. Lazar previously served as the CEO and Chairman of Indaptus Therapeutics, Inc. (Nasdaq: INDP) from December 2025 to April 2026 and he continues to serve on its board of directors. Previously Mr. Lazar served as the CEO and Chairman of Kala Bio Inc. (NASDAQ: KALA) from December 2025 to February 2026. Mr. Lazar previously served as CEO and Chairman of StableCoin Development Corp., Inc. (NASDAQ: SDEV) (formerly NovaBay Pharmaceuticals, Inc.) from August to November 2025. Prior to that, Mr. Lazar served as a director on the board of directors of FiEE, Inc. (NASDAQ: FIEE) (formerly Minim, Inc.) where he also served as CEO and CFO from December 2023 to February 2025. Mr. Lazar served as President and a director of LQR House Inc. (NASDAQ: YHC) from October 2024 to April 2025. Mr. Lazar served as interim CEO and principal financial officer of Bio Green Med Solution Inc. (NASDAQ: BGMS) (formerly Cyclacel Pharmaceuticals, Inc.) from January 2, 2025 through February 26, 2025. Mr. Lazar served as CEO and Chairman of CapForce Inc. (OTCQB: CFOR) (formerly OpGen, Inc.) from March 2024 to August 2024. Mr. Lazar served as the CEO of Black Titan Corporation (NASDAQ: BTTC) (formerly Titan Pharmaceuticals, Inc.) from August 2022 to April 2024, where he also served as a Director and board Chairman from August 2022 until October 2023. From March 2018 to April 2022, he served as CEO of Activist Investing.

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Avraham Ben-Tzvi is the founder of ABZ Law Office, a boutique Israeli law firm specializing in corporate and securities laws, commercial law & contracts, and various civil law matters, as well as providing outsourced general counsel services for publicly traded as well as private companies and corporations, which he established in January 2017. Mr. Ben-Tzvi served as chief legal officer and general counsel of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.) (Nasdaq/TASE: PPBT), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, from November 2015 until April 2020. Prior to that, Mr. Ben-Tzvi served as general counsel and company secretary at Medigus Ltd. (Nasdaq/TASE: MDGS), a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company, from April 2014 until November 2015. Prior to that he served as an attorney at one of Israel’s leading international law firms where, amongst other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the US and on various SEC related filings. Prior to becoming a lawyer, Mr. Ben-Tzvi worked in several business development, corporate finance and banking roles at companies in the financial services, lithium battery manufacturing and software development industries. Mr. Ben-Tzvi has been serving as a member of the board of directors of Black Titan Corporation (Nasdaq: BTTC), a distributor of human capital management software solutions in Southeast Asia, since October 1, 2025, following the completion of a merger with Titan Pharmaceuticals Inc. where he served as a director between August 2022 and the completion of the merger with Black Titan Corporation on October 1, 2025. Mr. Ben-Tzvi had been a member of the board of directors of Indaptus Therapeutics, Inc. (Nasdaq: INDP) from December 22, 2025 to June 5, 2026 and a member of the board of directors of Aterian, Inc. from July 2026 to September 23, 2026. Between January 5, 2025 and April 2, 2025, Mr. Ben-Tzvi served as a member of the board of directors of Cyclacel Pharmaceuticals Inc. (Nasdaq: CYCC) a pharmaceuticals development company. Between October 15, 2024 and December 19, 2024, Mr. Ben-Tzvi served as a member of the board of directors of LQR House, Inc. (Nasdaq: YHC), a company in the wine and spirits e-commerce sector. Between March 25, 2024 and August 2, 2024, Mr. Ben-Tzvi served as a member of the board of directors of OpGen, Inc. (Nasdaq: OPGN), a precision medicine company. Between December 2023 and February 2025, Mr. Ben-Tzvi served as a member of the board of directors of Minim, Inc. (Nasdaq: MINM), a company which delivered smart software-driven communications products under the globally recognized Motorola brand and Minim® trademark. Mr. Ben-Tzvi holds a B.A., magna cum laude, in Economics from Yeshiva University in New York and an L.L.B., magna cum laude from Sha’arei Mishpat College of Law in Hod HaSharon, Israel. Mr. Ben-Tzvi is a licensed attorney and member of the Israel Bar Association and is also licensed as a Notary by the Israeli Ministry of Justice. The Company believes that Mr. Ben-Tzvi’s profession as a lawyer in Israel and his experience of working with companies having American and Israeli presence qualify him to serve as a member of the Board.

Other than the Purchase Agreement, there is no arrangement or understanding between Mr. Lazar or Mr. Ben-Tzvi and any other person under which either was selected as a director or officer. Neither has any family relationship with any director or executive officer of the Company.

Effective as of the Closing, Roland W. Kohl resigned as Chief Executive Officer, Alan Chan resigned as Chief Financial Officer, and Ringo Tsang resigned as Chief Operational Officer. Each officer has agreed to continue providing services to support the Legacy Business, the Reorganization and the Spin-Off until the Spin-Off is completed. Until the Spin-Off is completed, the Legacy Business will continue to be managed in the ordinary course by its existing management, subject to the oversight of Mr. Kohl. In connection with their resignations and transition services, the Company paid Messrs. Kohl, Chan and Tsang lump-sum compensation of $1,951,989 in the aggregate, funded from the proceeds of the Strategic Investment, and each delivered a general release.

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As required by the Purchase Agreement, Roland W. Kohl, Annie Hoi Ling Leung, Brian Chong Tat Chu and Doron Aharonov delivered letters resigning as directors. Each resignation will take effect immediately after Shareholder Approval has been obtained. Each director has confirmed that his or her resignation is not the result of any disagreement with the Company on any matter relating to its operations, policies or practices. Heiko Sonnekalb and Irene Ping Yim Wong, the members of the Special Committee, will remain directors for as long as necessary for the Special Committee to carry out its functions.

Unregistered Sale of Equity Securities

The Preferred Shares were offered and sold to the Purchaser, who is not a “U.S. person,” in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Preferred Shares have not been registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration or an applicable exemption from registration.

Press Release

On November 5, 2026, the Company issued a press release announcing the Closing, the Strategic Investment, and the planned Spin-Off. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Statements in this Report on Form 6-K that are not historical facts are forward-looking statements and are subject to the risks and uncertainties described under “Forward-Looking Statements” in the press release furnished as Exhibit 99.1, which description is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Highway Holdings Limited, as filed with the Registrar of Corporate Affairs of the British Virgin Islands on November 4, 2026
10.1	Securities Purchase Agreement, dated as of November 4, 2026, between Highway Holdings Limited and David Lazar*
99.1	Press Release of Highway Holdings Limited, dated November 5, 2026

*	Certain schedules and exhibits have been omitted; the Company will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 6, 2026	By	/s/ DAVID LAZAR
David Lazar
Chief Executive Officer

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